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                                                                     EXHIBIT 8.2
[SUELTHAUS & WALSH, P.C. LETTERHEAD]


         May __, 1998



Board of Directors
Firstbank of Illinois Co.
205 South Fifth
Springfield, Illinois  62701

Re: CERTAIN TAX ASPECTS OF TRANSACTIONS PURSUANT TO AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG MERCANTILE BANCORPORATION, INC., AMERIBANC, INC., AND FIRSTBANK OF ILLINOIS CO. DATED JANUARY 30, 1998

Gentlemen:

        You have requested our opinion with regard to certain federal income tax consequences of the proposed plan of reorganization (the "MERGER") pursuant to which Firstbank of Illinois Co. ("FIRSTBANK") will merge with and into Ameribanc, Inc. ("AMERIBANC"), a wholly-owned subsidiary of Mercantile Bancorporation, Inc. ("Mercantile"), and the Firstbank common stockholders will exchange their shares for Mercantile common stock, but will receive cash in lieu of any fractional share.

        In connection with the preparation of our opinion, we have examined and have relied upon the following:

        (i) The Agreement and Plan of Reorganization by and among Mercantile Bancorporation, Inc., Ameribanc, Inc. and Firstbank of Illinois Co., dated January 30, 1998 (the "PLAN");

        (ii) The draft Proxy Statement/Prospectus contained in the Registration Statement on Form S-4 of Mercantile filed with the Securities and Exchange Commission on or about April 28, 1998, identified as SEC File No. 333-__________;

        (iii) The representations on behalf of Mercantile and its Board of Directors set forth in EXHIBIT A hereto (the "MERCANTILE CERTIFICATE");

        (iv) The representations on behalf of Ameribanc and its Board of Directors set forth in EXHIBIT B hereto (the "AMERIBANC CERTIFICATE");

        (v) The representations on behalf of Firstbank and its Board of Directors set forth in EXHIBIT C hereto (the "FIRSTBANK CERTIFICATE").
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        Our opinion is based solely upon the factual information contained in the above-referenced documents. In rendering our opinion, we have assumed the accuracy of all information contained in each document (including information in the Mercantile Certificate, the Ameribanc Certificate, and the Firstbank Certificate represented to be accurate only to the "best knowledge" of the person issuing the Certificate), and we have also assumed the authenticity of all original documents, the conformity of all copies to the original documents, and the genuineness of all signatures. We have not attempted to verify independently the accuracy of any information in any such document. If the actual facts relating to any aspect of the Merger differ in any material respect from those facts set forth in any such document or those facts and assumptions described below in the section captioned "Statement of Facts," any or all of the opinions expressed herein may be inapplicable. All capitalized terms appearing but not otherwise defined in this opinion letter shall have the meaning ascribed to them in the Plan. No opinion should be considered to have been given unless expressly stated herein.

        OPINIONS

        Based upon the foregoing and on the facts and representations described in the Statement of Facts, and subject to the more detailed analyses of the issues set forth in the section of this letter captioned "Legal Analysis" and the conditions and limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

        1. The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended to the date hereof (the "CODE"), and Mercantile, Ameribanc, and Firstbank each will constitute a "party to a reorganization" within the meaning of Section 368(b) of the Code.

        2. Neither Mercantile, Ameribanc, nor Firstbank will recognize gain or loss as a result of the Merger.

        3. Each stockholder of Firstbank who exchanges shares of Firstbank Common Stock solely for shares of Mercantile Common Stock:

        (a)      will recognize no gain or loss;

        (b) will have an aggregate tax basis in the shares of Mercantile Common Stock the stockholder receives equal to the stockholder's aggregate tax basis in the shares of Firstbank Common Stock the stockholder surrenders in the Merger; and

        (c) will have a holding period for the shares of Mercantile Common Stock the stockholder receives which includes the stockholder's holding period for the Firstbank Common Stock the stockholder surrenders in the Merger.

        4. A holder of Firstbank Common Stock who receives cash in the Merger in lieu of a




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fractional share interest in Mercantile Common Stock will be treated as having received the cash in redemption of such fractional share interest. The tax treatment of this deemed redemption is governed by the rules of Code Section 302.

        It is probable that the payment of cash to avoid the expense of issuing fractional shares in connection with the Merger will be treated as a redemption that is not essentially equivalent to a dividend for every holder of Firstbank Common Stock who receives such a payment, and would therefore be treated as a sale of the fractional share. Under sale treatment the recipient will recognize gain or loss equal to the difference between the amount of cash received and such stockholder's adjusted tax basis in the fractional share interest. The stockholder's adjusted tax basis in the fractional share interest will be determined as if Mercantile issued a fractional share of Mercantile Common Stock in the Merger and then redeemed such fractional share. Thus, the stockholder's adjusted tax basis in Firstbank Common Stock will be allocated to the Mercantile Common Stock the stockholder receives, including the fractional share so redeemed. If the stockholder's Firstbank Common Stock is a capital asset in the stockholder's hands, the gain or loss will be capital, and long-term or short-term depending upon the stockholder's holding period.

        We express no opinion with regard to state or local taxes, or to any federal tax consequences of the Merger not specifically referred to above and discussed herein. Further, our opinions are based upon the Code, regulations promulgated by the United States Department of the Treasury under the Code ("TREAS. REG."), and interpretations and judicial precedents as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect; and we assume no obligation to advise you of any subsequent change thereto. If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the opinions expressed herein may become inapplicable.

        While these opinions reflect our best professional judgment with respect to the matters they address, they have no official status and, therefore, are not binding on the Internal Revenue Service (the "SERVICE") or the courts.

        STATEMENT OF FACTS

PARTIES TO THE PROPOSED MERGER

        Mercantile Bancorporation Inc. Mercantile, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). As of February 27, 1998, Mercantile owned, directly or indirectly, all of the capital stock (except for directors' qualifying shares) of Mercantile Bank National Association and 18 other commercial banks located throughout Missouri, Illinois, eastern Kansas, northern and central Arkansas, and Iowa. Mercantile currently has acquisitions pending with CBT Corporation, headquartered in Paducah, Kentucky, and Financial Services Corporation of the Midwest, headquartered in Rock Island, Illinois. Mercantile services concentrate in three major lines of business -


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consumer, corporate, and trust and investment advisory services. Mercantile also operates non-banking subsidiaries that provide related financial services, including investment management, brokerage services, and asset-based lending. As of December 31, 1997, Mercantile reported, on a consolidated basis, total assets of $30.0 billion, total deposits of $22.1 billion, total loans of $19.2 billion, and shareholders' equity of $2.4 billion.

        Mercantile has two classes of authorized capital stock, consisting of
(i) 200,000,000 shares of voting Common Stock, $0.01 par value ("MERCANTILE COMMON STOCK"), of which 130,508,090 shares were issued and outstanding as of December 31, 1997, and (ii) 5,000,000 shares of Preferred Stock, no par value, the rights and preferences of which may be designated in one or more series by resolution of the Board of Directors of Mercantile, and of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock, but none of which had been issued as of December 31, 1997. Mercantile Common Stock will be the only class of stock tendered in the Merger. Mercantile Common Stock is traded on the New York Stock Exchange under the symbol "MTL."

        Ameribanc, Inc. Ameribanc, a Missouri corporation organized in 1991, is a wholly owned subsidiary of Mercantile and a registered bank holding company under the BHCA. At December 31, 1997, Ameribanc owned all of the capital stock of Mercantile Bank National Association, and 18 other commercial banks which operate from over 500 locations throughout Missouri, Illinois, eastern Kansas, northern and central Arkansas, and Iowa. Ameribanc, the surviving corporation in the Merger, will continue to be a wholly owned subsidiary of Mercantile.

        Firstbank of Illinois Co. Firstbank, a Delaware corporation, is a registered bank holding company under the BHCA. As of December 31, 1997, Firstbank owned, directly or indirectly, all of the outstanding capital stock of eight banks operating from 42 offices throughout downstate Illinois and from five offices in Missouri. Additionally, Firstbank owns all of the outstanding capital stock of three non-banking subsidiaries: FFG Trust, Inc., a trust company organized under the laws of the State of Illinois; FFG Investments Inc., an Illinois corporation and a registered broker-dealer; and Zemenick & Walker, Inc., an Illinois corporation and a registered investment advisory firm. At December 31, 1997, Firstbank had consolidated assets of $2.28 billion, loans of $1.43 billion, deposits of $1.98 billion and shareholders' equity of $233 million.

        Firstbank has two classes of authorized capital stock, consisting of
(i) 20,000,000 shares of voting Common Stock, $1.00 par value ("FIRSTBANK COMMON STOCK"), of which 15,753,053 shares were issued and outstanding as of January 2, 1998, and (ii) 1,000,000 shares of Preferred Stock, no par value, none of which was issued and outstanding as of January 2, 1998. As of January 2, 1998, 857,201 shares of Firstbank Common Stock were reserved for issuance under certain Firstbank incentive and stock option plans. Firstbank Common Stock is traded on the NASDAQ exchange under the symbol "FBIC."

THE PROPOSED MERGER


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Background; Business Purposes. Firstbank's Board of Directors has determined that the Merger will result in a combined entity that is (i) capable of competing more effectively with larger financial institutions that have exerted increasing competitive pressures on Firstbank, (ii) well-capitalized and capable of enjoying significant penetration in the banking market of central and southern Illinois and the metropolitan St. Louis area, (iii) capable of offering, directly or in cooperation with Mercantile and its current subsidiaries, certain customer services in a more cost-effective manner, and
(iv) committed to serving the banking and other financial needs of Firstbank's depositors, employees, customers, and communities.

        Mercantile's Board of Directors has determined that the Merger will enable Mercantile to (i) take advantage of a unique opportunity for Mercantile to increase its share of the downstate Illinois banking market by the acquisition of an established banking franchise, (ii) give Mercantile a strong presence in Springfield, Illinois, that will provide a link between Mercantile's banks in northern Illinois and those in the St. Louis metropolitan area, and (iii) enhance Mercantile's ability to compete in the increasingly concentrated and competitive banking and financial services industry.

        The Plan of Reorganization. As a result of the foregoing determinations and arm's-length negotiations, Mercantile and Firstbank entered into the Plan on January 30, 1998. Firstbank's Board of Directors has approved the Plan and recommended approval to its stockholders. Upon approval by holders of at least a majority of the issued and outstanding shares of Firstbank Common Stock, and upon satisfaction of certain conditions in the Plan, including approval by the requisite state and federal regulatory agencies, Firstbank will be merged with and into Ameribanc, a wholly-owned subsidiary of Mercantile. The Merger will be a statutory merger under the Delaware General Corporation Law and the Missouri General and Business Corporation Law, and Ameribanc will be the surviving corporation.

        On the date the Merger is consummated (the "EFFECTIVE DATE"), each share of Firstbank Common Stock will be converted into 0.8308 (the "CONVERSION RATIO") shares of Mercantile Common Stock. The Conversion Ratio was based upon arm's-length negotiations. No fractional shares of Mercantile Common Stock will be issued in the Merger. Cash will be paid by Mercantile in lieu of fractional shares.

SALE OF MISSOURI BANKS

        Firstbank owns two Missouri-chartered banks: Colonial Bank, headquartered in Des Peres, Missouri, with two banking offices in Des Peres and one in Wildwood; and Duchesne Bank, headquartered in St. Peters, Missouri, with one office in each of St. Peters and St. Charles. Missouri limits the percentage of deposits in Missouri any one banking organization may have. Mercantile, due to prior acquisitions, exceeds this deposit cap. Consequently, the Missouri Division of Finance is of the opinion that the two Missouri banks owned by Firstbank must be sold. It is anticipated that either Firstbank will complete such sale prior to consummation of the Merger, or will have


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entered into definitive agreement(s) for such sale(s) by that time.

        LEGAL ANALYSIS

QUALIFICATION AS A REORGANIZATION

        Overview. Section 368(a)(1)(A) of the Code provides that the term "reorganization" includes "a statutory merger or consolidation." A merger can also be structured as a three-party transaction (a triangular merger). In one variant, the forward subsidiary merger, one corporation (the target corporation) merges into a second corporation (the acquiring corporation) that is a subsidiary of a third corporation (the parent corporation), and the shareholders of the target corporation receive stock of the parent corporation as consideration. Section 368(a)(2)(D) of the Code provides that such a forward subsidiary merger qualifies as a "reorganization" if the following conditions are satisfied: (i) the parent corporation must control the acquiring corporation, (ii) substantially all of the properties of the target corporation must be acquired in the transaction, (iii) consideration for the acquisition must consist in part of the parent corporation's stock and cannot include any stock of the acquiring corporation, and (iv) if the target corporation had instead merged into the parent corporation that hypothetical two-party statutory merger would have qualified as a reorganization under Section 368(a)(1)(A). Treas. Reg. Section 1.368-2(b)(2). The requirement that a hypothetical merger of the target corporation into the parent corporation would qualify as a reorganization under Section 368(a)(1)(A) means that a forward subsidiary merger also must satisfy the nonstatutory requirements of "business purpose," "continuity of business enterprise," and "continuity of proprietary interest" set forth in Treas. Reg. Sections 1.368-1(b) and 1.368-2(b)(2).

        Control Requirement. Mercantile owns all of the outstanding common stock of Ameribanc, and Ameribanc has only common stock outstanding. The ownership of Ameribanc will be unaffected by the Merger. Consequently Mercantile, the parent of the acquiring corporation (Ameribanc), will own stock possessing at least 80 percent of the total combined voting power of all classes of Ameribanc stock entitled to vote, and at least 80 percent of the total number of shares of all other classes of stock of Ameribanc. This satisfies the definition of control (Code Section 368(c)) that applies in testing the qualification of a forward subsidiary merger as a reorganization under Code Section 368(a)(2)(D).

        Substantially All Properties. For a forward subsidiary merger to qualify as a reorganization, substantially all of the properties of the target corporation must be acquired in the transaction. Code section 368(a)(2)(D); Treas. Reg. Section 1.368-2(b)(2). In issuing advance rulings the Service considers the "substantially all" requirement satisfied if the transferred assets represent at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the target corporation before the transaction. Rev. Proc. 77-37, Section 3.01, 1977-2 C.B. 568, 569. For purposes of this test, assets removed from the target corporation by payments to dissenting shareholders, or by redemptions or extraordinary distributions preceding the acquisition and integral to it, are counted as assets not transferred to the acquiring



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corporation. The Plan does not call for payments to dissenting shareholders, and Firstbank has expressly undertaken not to make any unusual distributions or to purchase or redeem any of its equity securities prior to the effective date of the Merger. Plan Section 4.02(a), (f). Accordingly, the Merger will result in the transfer of substantially all of Firstbank's assets to Ameribanc.

        The requirement that substantially all properties be transferred will be satisfied even though certain Firstbank banks will be sold to obtain approval of the Merger by bank regulatory authorities. Where, in connection with a reorganization, assets of a target corporation are sold to persons who are unrelated to the target corporation and its shareholders and the sale proceeds are transferred to the acquiring corporation along with the target's other assets, the "substantially all" requirement is satisfied. Rev. Rul. 88-48, 1988-1 C.B. 117; Treas. Reg. Section 1.368-2(b)(2).

        Consideration Requirements. For a forward subsidiary merger to qualify as a reorganization, consideration for the acquisition must consist in part of the parent corporation's stock and cannot include any stock of the acquiring corporation. Code Section 368(a)(2)(D). All of the outstanding stock of Ameribanc, the acquiring corporation, is owned by Mercantile, and no Ameribanc stock will be issued or transferred to Firstbank shareholders in connection with the Merger. As consideration for the Merger Firstbank shareholders will receive only Mercantile Common Stock (i.e., stock of the parent corporation) plus a cash payment in lieu of any fractional shares. Cash or other property of either the acquiring corporation or the parent corporation (except for stock of the acquiring corporation) is permissible consideration under Section 368(a)(2)(D), subject only to the limit imposed by the continuity of proprietary interest requirement (discussed below). Moreover, the regulations expressly permit the parent corporation to assume liabilities of the target corporation, including substituting stock of the parent corporation for stock of the target corporation under an outstanding employee stock option agreement. Treas. Reg. Section 1.368-2(b)(2). The Plan (Section 5.09) calls for Mercantile, the parent corporation, to assume certain Firstbank employee stock options, substituting rights with respect to Mercantile Common Stock under the terms of the stock option agreements.

        Business Purpose Requirement. The business purpose requirement is satisfied if the reorganization is undertaken for reasons germane to the continuance of the business of a corporation in modified corporate form. Treas. Reg. Section 1.368-1(b), -2(g). Based on the business reasons for the Merger identified in the section hereof entitled "The Proposed Merger," the accuracy of which we assume, this requirement is satisfied.

        Continuity of Business Enterprise Requirement. Continuity of business enterprise exists if the parent corporation (Mercantile) or one of its controlled subsidiaries (such as Ameribanc) continues a historic business of the target corporation (Firstbank) or uses a significant portion of the target corporation's historic business assets in a business. Treas. Reg. Section 1.368-1(d). Based on the representations contained in the Ameribanc Certificate, following the Merger Mercantile or Ameribanc (or another subsidiary controlled by Mercantile) will continue to conduct the historic banking business currently

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conducted by Firstbank. As a result, the continuity of business enterprise test will be satisfied. Rev. Rul. 85-198,1985-2 C.B. 120.

        Continuity of Proprietary Interest Requirement. The "continuity of proprietary interest" requirement means that a substantial part of the value of the proprietary interests in the target corporation must be preserved in the reorganization. In the context of a forward subsidiary merger, the stockholders of the target corporation (Firstbank) must receive proprietary interests in the parent corporation (Mercantile) which represent a substantial part of the value of the transferred assets. Treas. Reg. Section 1.368-1(e)(1). See Helvering v. Minnesota Tea Co., 296 U.S. 378, 386 (1935); LeTulle v. Scofield, 308 U.S. 415
(1940); Cortland Speciality Co. v. Commissioner, 60 F.2d 937 (2d Cir. 1932).

        Mercantile Common Stock is the type of consideration that qualifies as a proprietary interest. The Service has generally concluded that a "substantial part" of the proprietary interests in the target corporation is preserved if the former stockholders of the target corporation receive stock in the parent corporation having a value on the effective date of the merger equal to at least 50 percent of the value of the formerly outstanding stock of the target corporation. Treas. Reg. Section 1.368-1(e)(6), Example (1). See Rev. Proc. 77-37, 1977-2 C.B. 568; Rev. Proc. 86-42, 1986-2 C.B. 722 (50 percent continuity test applied as a condition to issuing a favorable advance ruling under Section 368(a)(1)(A)). Cash payments made to Firstbank shareholders in lieu of fractional shares will amount to much less than 50 percent of the pre-Merger value of Firstbank shares, and the proprietary interests in Firstbank will not be reduced by pre-Merger redemptions or extraordinary distributions. See Treas. Reg. Section 1.368-1T(e)(1)(ii).

        Because Firstbank stock is actively traded, long-term shareholders may dispose of their interests in advance of the Merger. In addition, the registration of the Mercantile Common Stock to be issued to Firstbank shareholders will facilitate the disposition of the substitute proprietary interest received in the Merger. The regulations provide that such sales do not weigh against continuity of proprietary interest except to the extent that (i) pre-Merger sales are made to the target corporation (Firstbank) or the parent corporation (Mercantile) or a corporation related to either, or (ii) post-Merger sales are made to the parent corporation (Mercantile) or a related corporation. Treas. Reg. Section 1.368-1(e)(1)(i), -1(e)(2)(i). See Treas. Reg.
Section 1.368-1(e)(6), Example (1) (pre-merger sale), Example (3) (post-merger sale facilitated by registration of stock). The Plan prohibits Firstbank and its subsidiaries from purchasing Firstbank stock prior to the Merger (Section 4.02(f)). Reorganization status could be jeopardized if Mercantile or any of its subsidiaries were to acquire (i) Firstbank stock before the Merger, or (ii) Mercantile stock held by former Firstbank shareholders after the Merger, and the amount of such acquisitions was large enough that the former Firstbank shareholders would be left holding Mercantile Common Stock representing less than 50 percent of the pre-Merger value of Firstbank. Based on the representations contained in the Mercantile Certificate that such acquisitions will not be undertaken in connection with the Merger, the continuity of proprietary interest requirement will be satisfied.

PARTIES TO THE REORGANIZATION
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Because the Merger will (as explained above) satisfy the definition of a reorganization, Firstbank and Ameribanc, the corporations to be merged, will be parties to the reorganization. Mercantile, the parent corporation, will also have the status of a "party to the reorganization" because the special requirements imposed by Code Section 368(a)(2)(D) on forward subsidiary mergers will be satisfied. Code Section 368(b).

FEDERAL INCOME TAX CONSEQUENCES TO THE PARTIES

        A forward subsidiary merger qualifying as a reorganization under
Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code will result in the following federal income tax consequences:

        No Corporate Level Gain. Because the assumption of Firstbank's liabilities (to which the Firstbank assets transferred by operation of law will be subject) will occur for a bona fide business purpose and not for a tax avoidance purpose, Firstbank will recognize no gain or loss as a result of the transfer of its assets in the course of the Merger. Code Sections 357(a), (b), and 361(a). Ameribanc will hold the assets it receives from Firstbank with their historical adjusted tax bases and other tax attributes, including their holding periods, as if Firstbank had continued to own the assets. Code Section 362(b). Mercantile and Ameribanc also will not recognize gain or loss. Code
Section 1032(a); Treas. Reg. Section 1.1032-2(b).

        Stock Received. Except for cash received in lieu of fractional share interests, Firstbank stockholders will receive only Mercantile Common Stock. Because cash is to be paid for the exclusive purpose of saving Mercantile the expense and inconvenience of issuing fractional shares and is not separately bargained-for consideration, Firstbank shareholders will be treated for tax purposes as if they first received solely Mercantile Common Stock in the Merger (including fractional shares), and subsequently received cash in redemption of any fractional share interest. Rev. Rul. 66-365, 1966-2 C.B. 116. From this analysis it follows that each Firstbank stockholder will recognize no gain or loss on the receipt of Mercantile Common Stock under Code Section 354(a)(1).

        Stock Basis. Firstbank stockholders will have a tax basis in the Mercantile Common Stock they receive (including any fractional share deemed received) equal to the adjusted tax basis of the Firstbank Common Stock they surrender in exchange therefor. Code Section 358(a)(1).

        Cash in Lieu of Fractional Shares. Each former stockholder of Firstbank who receives cash in lieu of a fractional share of Mercantile Common Stock will be treated as if the fractional share were received as part of the Merger and were then redeemed by Mercantile. The tax consequences of that hypothetical redemption are governed by Code Section 302. Rev. Rul. 66-365, 1966-2 C.B. 116. Redemption proceeds are generally treated as an ordinary distribution (taxable as a dividend to the extent of corporate earnings and profits) unless the redemption satisfies one of the tests set forth in Section 302(b). If one of those tests is satisfied a redemption is instead taxable as a sale of the




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redeemed shares, triggering gain or loss recognition (capital gain or loss if the stock was held as a capital asset) and allowing recovery of the stock's basis. The test that is most relevant to the elimination of fractional shares in the Merger is the general standard, which provides that a redemption is treated as a sale if it "is not essentially equivalent to a dividend." Code Section 302(b)(1). As construed by the Supreme Court, that standard requires that the redemption work "a meaningful reduction of the shareholder's proportionate interest in the corporation." United States v. Davis, 397 U.S. 301, 313 (1970).

        The payment of cash to save the expense and inconvenience of issuing fractional shares is common practice in corporate reorganizations and is justified by valid business purposes. It is generally assumed that if the payment is not separately bargained-for consideration the transaction will be treated as a sale of the fractional shares. See Rev. Rul. 74-36, 1974-1 C.B.
86. In 1977 the Service announced that it would generally issue an advance ruling that the elimination of fractional shares is eligible for sale treatment (Rev. Proc. 77-41, 1977-2 C.B. 574), and in fact dozens of private letter rulings approving sale treatment have been issued. It appears likely that in the circumstances of the Merger the Service would not challenge sale treatment, regardless of the individual circumstances of the former Firstbank shareholders.

        If sale treatment applies, the amount of gain or loss recognized as a result of the receipt of cash in lieu of a fractional share will be equal to the difference between the cash payment and the proportionate part of the recipient's total adjusted basis in Firstbank stock that is assigned to the fractional share. (See the prior discussion of stock basis.) Such gain or loss will constitute a capital gain or loss if the recipient held the Firstbank stock as capital asset. Code Section 1221. Any such capital gain or loss will constitute a long-term gain or loss if the former Firstbank stockholder has held the Firstbank shares for more than one year before the Merger. Code
Section 1222(3) and (4).

        CONSENT

        We hereby consent to the filing of this letter as an exhibit to Registration Statement 333-____________ in connection with the proposed Merger and to all references made to this letter in such Registration Statement.

Very truly yours,